Exhibit 99.1

Cipher Pharmaceuticals Reports Q2 2016 Results Highlighted by 32% Revenue Growth and $3.1 Million Cash from Operations

MISSISSAUGA, ON, Aug. 10, 2016 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced its financial and operational results for the three months ended June 30, 2016. Unless otherwise noted, all figures are in U.S. currency. Q2 2015 financial information includes results of U.S. operations starting April 13, 2015, the date of the Innocutis acquisition.

"It was a solid second quarter for the Company, highlighted by 32% revenue growth and a strong improvement in Adjusted EBITDA," said Shawn Patrick O'Brien, President and CEO of Cipher. "Our licensing revenue showed strong growth as Absorica® and ConZip® delivered the expected gains over the first quarter of this year. Our product revenue continues to scale, with Canadian revenue increasing by over 50% on the strength of Epuris®. With U.S. revenue up 80%, all three of our key brands contributed to improved sales performance in the quarter and, under the direction of our new GM Ralph Bohrer, we're highly focused on executing on our strategies to accelerate revenue and deliver profitability. In addition, we continue to expand our product portfolio for future growth. In recent months, we launched Beteflam™ in Canada, received Health Canada approvals for SD Cream (Dermadexin™) and AD Cream (Pruridexin™), and announced that our New Drug Submission for Ozenoxacin was accepted for review by Health Canada."

Mr. O'Brien added: "We continue to generate positive cash flow while investing in our U.S. operations and multiple new product launches. We generated cash from operating activities of $3.1 million in the second quarter, and had more than $30 million in cash at quarter end."

Financial Highlights for Q2 2016
(all figures compared to Q2 2015, unless otherwise noted)

•	Total revenue of $11.7 million, an increase of 32% from $8.8 million in Q2 2015.
•	Licensing revenue of $7.4 million, compared with $6.3 million in Q2 2015.
•	Total product revenue of $4.3 million, compared with $2.5 million in Q2 2015.
•	U.S. product revenue of $3.2 million, compared with $1.8 million in Q2 2015.
•	Net loss of $3.4 million, or $0.13 per basic share, which includes a $1.8 million write-off of debt issuance costs.
•	Adjusted EBITDA[1] increased 73% to $2.7 million, compared with $1.6 million.
•	Cash flow from operating activities of $3.1 million.
•	$30.8 million in cash and cash equivalents at quarter end, up from $27.2 million at year end.

Product Development Highlights

Cipher achieved multiple commercial and regulatory milestones in Q2 2016 and subsequent to quarter end:

•	Beteflam™ launched in Canada in April 2016.
•	In April 2016, SD Cream and AD Cream (also known as Dermadexin and Pruridexin) were approved in Canada. In addition, European approval of Helioclin® Pruritus SD Cream (Pruridexin) was received.
•	In April 2016, in-licensed the worldwide rights to develop and commercialize an investigational tattoo removal cream.
•	In May 2016, the Company's marketing partner Tecnofarma launched once-daily tramadol in Argentina under the brand name Ultragesic.
•	In June 2016, out-licensed ASF-1096 to Edesa Biotech for GI disorders only.
•	In July 2016, Cipher's New Drug Submission of Ozenoxacin was accepted for review by Health Canada.
•	CF101's Phase III study design for Rheumatoid Arthritis has been completed by Can-Fite, with the study expected to commence in second half of 2016. Any further development costs are the responsibility of Can-Fite.
•	CF101's Phase III study design for Psoriasis has been completed by Can-Fite, with the study expected to commence in second half of 2016. Any further development costs are the responsibility of Can-Fite.
•	Isotretinoin is advancing toward launch in Chile by the Company's marketing partner in the first half of 2017 and is under regulatory review in Brazil.

Financial Review

Total Revenue

Total revenue for Q2 2016 increased 32% to $11.7 million from $8.8 million for Q2 2015.

Licensing Revenue

Licensing revenue was $7.4 million, compared with $6.3 million for Q2 2015.

Revenue for Absorica was $5.7 million in Q2 2016, compared to $5.1 million in Q2 2015. Finished goods product shipments that were delayed in Q1 2016 were all delivered during the second quarter.

Revenue for Lipofen was $1.0 million in Q2 2016, compared with $0.9 million in Q2 2015. While the Company's partner has decreased its commercial efforts, the product continues to be a steady source of cash flow to Cipher.

Revenue from the Company's extended-release tramadol product (ConZip® in the U.S. and Durela® in Canada) was $0.7 million in Q2 2016, compared to $0.3 million in Q2 2015. Combined prescriptions for ConZip and the authorized generic were up 32% in Q2 2016 versus Q2 2015.

Product Revenue

Product revenue increased 69% to $4.3 million in Q2 2016, due to the products U.S. acquired in April 2015 and continued growth of the Company's Canadian products. Product revenue from U.S. operations increased by 80% over Q2 2015 to $3.2 million for Q2 2016, driven by Sitavig® ($1.1 million), Nuvail™ ($0.9 million), Bionect® ($1.0 million) and other brands ($0.2 million). Total Sitavig prescriptions grew 36% in Q2 2016 versus Q2 2015.

Product revenue from Canadian products was $1.1 million in Q2 2016, compared with $0.7 million in Q2 2015. Canadian product revenue increased by over 50% year-over-year, driven by Epuris, which generated net sales of $1.0 million in Q2 2016.

Expenses

Selling and marketing expense for Q2 2016 was $3.5 million, compared to $2.4 million in Q2 2015. The increase is primarily attributable to the Company's U.S. acquisition. The U.S. based sales and marketing expenses are mainly focused on increasing sales of Sitavig, Nuvail and Bionect through an internal sales force and enhanced marketing efforts.

General and administrative ("G&A") expense for Q2 2016 was $4.9 million, compared with $3.5 million in Q2 2015. G&A expenses incurred by U.S. operations in Q2 2016 were $2.0 million. The year-over-year change in G&A mainly reflects the U.S. acquisition in April 2015 and higher expenses for business development activities. The Company continues to evaluate the effectiveness of its investments in sales and marketing and G&A. As a result, since quarter end the Company has eliminated six unproductive sales territories in the U.S. and reduced G&A in several areas, which management believes will enable the Company to balance its objectives of continued sales growth with improved profitability.

Research and development expense for Q2 2016 was $0.3 million, compared to $0.5 million for Q2 2015.

Net Income (Loss) & Adjusted EBITDA1

Net loss in Q2 2016 was $3.4 million, or ($0.13) per basic share, compared to net loss of $0.6 million, or ($0.02) per basic share, in Q2 2015. Adjusted EBITDA1 in Q2 2016 was $2.7 million, a 73% increase versus Q2 2015.

Net loss for Q2 2015 included a $1.8 million non-cash charge to write off debt issuance costs. These expenses relate to the $100 million debt facility the Company closed in conjunction with the Innocutis acquisition in April 2015. Cipher has drawn $40 million, which was used to fund the majority of the purchase price for Innocutis, and the balance of the Notes expired on June 30, 2016.

Financial Statements and MD&A

Cipher's Financial Statements and Management's Discussion and Analysis ("MD&A") for the three and six months ended June 30, 2016 will be available on the Company's website at www.cipherpharma.com in the "Investors" section under "Quarterly Reports" and on SEDAR at www.sedar.com.

Notice of Conference Call

Cipher will hold a conference call today, August 10, 2016, at 8:30 a.m. (ET) to discuss its financial results and other corporate developments. To access the conference call by telephone, dial 647-427-7450 or 1888-231-8191. A live audio webcast will be available at http://bit.ly/29SSbts or the Investor Relations section of the Company's website at http://www.cipherpharma.com. An archived replay of the webcast will be available for 90 days.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR;TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products with the goal of becoming the most customer-centric dermatology company in North America.

Through multiple transactions, including the acquisition of Innocutis and its nine branded dermatology products, Cipher has built its U.S. commercial presence, expanded its Canadian dermatology franchise and broadened its pipeline. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to, our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our dependency on a limited number of products; integration difficulties and other risks if we acquire or in-license technologies or product candidates; reliance on third parties for the marketing of certain products; the product approval process is highly unpredictable; the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; we generate license revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators; no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions; certain of our products are subject to regulation as controlled substances; limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies; various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; we may be unsuccessful in evaluating material risks involved in completed and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; inability to meet covenants under our debt obligations; compliance with privacy and security regulation; our policies regarding returns, allowances and chargebacks may reduce revenues; certain regulations could restrict our activities; additional regulatory burden and controls over financial reporting; reliance on third parties to perform certain services; general commercial litigation, class actions, other litigation claims and regulatory actions; being a foreign private issuer may limit the information available to U.S. shareholders; we may lose our foreign private issuer status which could result in significant additional costs; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent laws;

litigation in the pharmaceutical industry concerning the manufacture and supply of novel and generic versions of existing drugs; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; our operating results may fluctuate significantly; and our debt obligations will have priority over the Common Shares in the event of a liquidation, dissolution or winding up. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

1) EBITDA is a non-IFRS financial measure. The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Cipher defines Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, non-cash share-based compensation, changes in fair value of derivative financial instruments and foreign exchange gains and losses from the translation of Canadian cash balances.

The following is a summary of how EBITDA and Adjusted EBITDA are calculated for the three month periods ended June 30:

	2016	2015
Net loss	(3,371)	(558)
Add back
Depreciation and amortization	1,668	1,231
Interest expense	3,132	872
Income taxes	460	358
EBITDA	1,889	1,903
Change in fair value of derivative	44	(392)
(Gain) loss from the translation of Canadian cash balances	20	(451)
Share-based compensation	790	526
Adjusted EBITDA	2,743	1,586

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Craig Armitage, LodeRock Advisors, (416) 347-8954, craig.armitage@loderockadvisors.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 07:00e 10-AUG-16